SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*


                            Baseline Oil & Gas Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    069827103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 Copies to:

   Josh Targoff             Michael A. Schwartz              J. Mark Metts
  Third Point LLC       Willkie Farr & Gallagher LLP           Jones Day
  390 Park Avenue            787 Seventh Avenue                717 Texas
     18th Floor              New York, NY 10019                Suite 3300
New York, NY 10022             (212) 728-8000              Houston, TX 77002
  (212) 224-7406                                             (832) 239-3939


                                  July 18, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

-----------------------------                          -------------------------
CUSIP No.   069827103                                  Page 2 of 9 Pages
-----------------------------                          -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
            13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              68,755,450
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                68,755,450
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            68,755,450
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

-----------------------------                          -------------------------
CUSIP No.   069827103                                  Page 3 of 9 Pages
-----------------------------                          -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              68,755,450
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                68,755,450
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            68,755,450
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

-----------------------------                          -------------------------
CUSIP No.   069827103                                  Page 4 of 9 Pages
-----------------------------                          -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners L.P.
            22-3352246
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              27,588,904
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                27,588,904
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            27,588,904
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            44.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

-----------------------------                          -------------------------
CUSIP No.   069827103                                  Page 5 of 9 Pages
-----------------------------                          -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners Qualified L.P.
            74-3110449
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              40,770,546
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                40,770,546
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            40,770,546
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends the
Schedule 13D filed on July 17, 2008 (as amended by Amendment No. 1 thereto filed on July 18, 2008 and this Amendment No. 2, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Partners L.P., a Delaware limited partnership ("Partners"), Third Point Partners Qualified L.P., a Delaware limited partnership ("Partners Qualified"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, collectively with the Management Company, Partners and Partners Qualified, the "Reporting Persons"). The Schedule 13D relates to the Common Stock, par value $0.001 per share, of Baseline Oil & Gas Corp., a Nevada corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company.

     The Management Company is the investment manager or adviser to Partners, Partners Qualified and other various funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own (a) shares of Common Stock and (b) 14% Senior Subordinated Convertible Secured Notes due 2013 (the "Convertible Notes") that are convertible into shares of Common Stock. The
Schedule 13D relates to both the shares of Common Stock directly owned by the Funds and to the shares of Common Stock underlying the Convertible Notes. The Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock and the Convertible Notes. Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.     Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     As set forth in Item 5 hereof, the Reporting Persons currently own $4.5 million in aggregate principal amount of the Convertible Notes. The Reporting Persons may seek to acquire for the Funds the remaining approximately $4.35 million in aggregate principal amount of the Convertible Notes that they do not currently own. If the Funds are unable to acquire additional Convertible Notes, the Reporting Persons may alternatively seek to sell all or a portion of the Convertible Notes currently held by the Funds to one or more third parties.

Item 5.     Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) The Reporting Persons have taken steps to convert $44.65 million in aggregate principal amount of Convertible Notes into 62,018,850 shares of Common Stock. As a result, including the shares of Common Stock held directly by the Funds, the Reporting Persons own a total of 62,504,950 shares of Common Stock and $4.5 million in aggregate principal amount of the Convertible Notes. With a conversion price of $0.72 per share, each $1,000 of principal amount of the Convertible Notes is convertible into an aggregate of 1,389 shares of Common Stock. Therefore, the Convertible Notes held by the Reporting Persons are convertible into a total of 6,250,500 shares of Common Stock, excluding any shares that may be issued, at the Company's election within 30 days after conversion, in satisfaction of a related conversion make-whole amount. Due to the immediate convertibility of the Convertible Notes into Common Stock, the Reporting Persons are deemed to beneficially own the shares of Common Stock into which such Convertible Notes are convertible, resulting in a total beneficial ownership of 68,755,450 shares of Common Stock. The Reporting Persons' beneficial ownership of the Common Stock represents approximately 66.9% of the Company's outstanding Common Stock on a fully diluted basis.

     The information provided in the cover pages with respect to the beneficial ownership by each of the Reporting Persons is incorporated herein by reference. Based upon the Company's proxy statement filed by the Company with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders held on July 9, 2008, there were 34,462,282 issued and outstanding shares of Common Stock as of April 28, 2008. Any calculations of percentage ownership contained in this Schedule 13D assume that the number of issued and outstanding shares has not changed since such date (before giving effect to the conversion of the Convertible Notes described above) and, in each case, shares of Common Stock issuable upon conversion of the Convertible Notes are deemed to be outstanding for purposes of such calculations.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 68,755,450 shares of Common Stock beneficially owned by the Funds. The Management Company, Mr. Loeb and Partners share voting power and dispositive power over the 27,588,904 shares of Common Stock directly beneficially owned by Partners. The Management Company, Mr. Loeb and Partners Qualified share voting power and dispositive power over the 40,770,546 shares of Common Stock directly beneficially owned by Partners Qualified.

     (c) The Reporting Persons have taken steps to convert $44.65 million in aggregate principal amount of the Convertible Notes held by the Funds into 62,018,850 shares of Common Stock. Except for the exercise of conversion rights described herein, since the most recent filing on Schedule 13D there were no transactions in the Convertible Notes or Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds that directly hold the Convertible Notes and Direct Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Convertible Notes or Direct Shares.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer..

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     The Reporting Persons and John V. Lovoi are currently engaged in discussions concerning a possible investment by Mr. Lovoi in which Mr. Lovoi would purchase from the

Reporting Persons up to 10% of the Company securities held by them or up to a 10% economic interest in the Reporting Persons' investment in the Company.


                            [Signature pages follow]

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2008
                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer

                                   By:  /s/ Joshua L. Targoff
                                        ----------------------------------------
                                        Joshua L. Targoff
                                        Attorney-in-Fact


                                   DANIEL S. LOEB

                                    By:  /s/ Joshua L. Targoff
                                        ----------------------------------------
                                        Joshua L. Targoff
                                        Attorney-in-Fact


                                   THIRD POINT PARTNERS L.P.

                                   By:  Third Point Advisors LLC, its General
                                        Partner
                                   By:  Daniel S. Loeb, Managing Member

                                    By:  /s/ Joshua L. Targoff
                                        ----------------------------------------
                                        Joshua L. Targoff
                                        Attorney-in-Fact


                                   THIRD POINT PARTNERS QUALIFIED L.P.

                                   By:  Third Point Advisors LLC, its General
                                        Partner
                                   By:  Daniel S. Loeb, Managing Member

                                    By:  /s/ Joshua L. Targoff
                                        ----------------------------------------
                                        Joshua L. Targoff
                                        Attorney-in-Fact



                [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                            BASELINE OIL & GAS CORP.]